UNITED STATES OF AMERICA

                           BEFORE THE

               SECURITIES AND EXCHANGE COMMISSION



                                        :
           In the matter of             :
                                        :
     AEP GENERATING COMPANY, INC.       :
 AMERICAN ELECTRIC POWER COMPANY, INC.  :
          1 Riverside Plaza             :    CERTIFICATE OF
        Columbus, Ohio   43215          :     NOTIFICATION
                                        :         No. 5
               (70-8237)                :
     Public Utility Holding Company     :
              Act of 1935               :
                                        :


     THIS IS TO CERTIFY THAT AEP GENERATING COMPANY ("Generating") and AMERICAN ELECTRIC POWER COMPANY, INC. ("AEP"), in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 10, 1993, HCAR No. 35-25943, have carried out the transactions set forth below:
     On February 28, 1996, the Board of Directors of AEP Generating Company authorized the payment of a $500,000 dividend out of paid-in capital to American Electric
     Power Company, Inc.  Such dividend was paid on March 8,
     1996.


     Generating and AEP will file a "past tense" opinion of counsel as to all the transactions authorized by the aforementioned Order of the Commission in this proceeding at the time the last of such transactions has been carried out.



                         AEP GENERATING COMPANY, INC.



                         By:   /s/ Armando A. Pena
                            Treasurer




                         AMERICAN ELECTRIC POWER COMPANY, INC.



                         By:    /s/ Armando A. Pena
                            Treasurer


Dated:  March 21, 1996



















[H:\FINANCE\AEPGEN\96FN0001.GEN]